RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

[redacted]

July 25, 2008

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letter dated July 25, 2008 forwarding therewith the initial disclosure in Form B as required under SEBI (Prohibition of Insider Trading) Regulations, 1992.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: as above

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

July 25, 2008

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai - 400 001
Fax: 2272 2037/39/41/61/3121/3719
BSE Script code: 532709

Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
Fax 2659 8237/ 38
NSE Symbol: RNRL

Dear Sir

Sub: **Initial Disclosure as required under SEBI (Prohibition of Insider Trading) Regulations, 1992**

With reference to captioned subject, we are enclosing a statement, as required under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992 giving the details of the initial disclosure received from Shri Anil Singhvi who has been appointed as an additional director on the board of Reliance Natural Resources Limited with effect from July 25, 2008.

Thanking you

Yours faithfully,
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.: As above

Form B

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulation 13(2) and (6)]

Regulation 13(2) — Details of shares held by Director or Officer of a Listed Company

Name & Address of Director/ Officer	Date of assuming office of Director / Officer	No. & % of shares/ voting rights held at the time of becoming Director/ Officer	Date of intimation to company	Mode of acquisition (market purchase/ public/ rights/ preferential offer etc.)	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
Shri Anil Singhvi 131A, Twin Towers Veer Savarkar Marg PrabhadeviMumbai 400 025	25.07.2008	Nil	NA	NA	NA	NA	NA	NA

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

END